Exhibit 99.1

NEWEGG COMMERCE, INC.

Consolidated Financial Statements

June 30, 2021 and December 31, 2020

(Unaudited)

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$124,526	$156,635
Restricted cash	4,777	1,111
Accounts receivable, net	41,510	66,465
Inventories	207,373	182,056
Income taxes receivable	2,509	2,510
Prepaid expenses and other current assets	19,080	19,834
Total current assets	399,775	428,611

Property and equipment, net	47,306	46,466
Noncurrent deferred tax assets	680	669
Equity investment	9,655	9,655
Investment at cost	15,000	15,000
Right of use assets	42,368	46,557
Other noncurrent assets	10,825	10,510
Total assets	$525,609	$557,468
Liabilities and Equity
Current liabilities:
Accounts payable	$202,095	$241,502
Accrued liabilities	72,300	83,939
Deferred revenue	33,482	47,398
Line of credit	6,148	5,276
Current portion of long-term debt	289	281
Lease liabilities – current	8,989	9,695
Total current liabilities	323,303	388,091

Long-term debt, less current portion	1,982	2,088
Income taxes payable	696	696
Lease liabilities – noncurrent	35,974	39,043
Warrants liabilities	2,422	-
Other liabilities	53	53
Total liabilities	364,430	429,971
Commitments and contingencies (note 16)

Equity:
Common Stock, $0.021848 par value; unlimited shares authorized as of June 30, 2021 and December 31, 2020; 368,299 and 363,326 shares issued and outstanding as of June 30, 2021 and December 31, 2020	8,047	7,938
Additional paid-in capital	192,658	182,230
Notes receivable	(15,189)	(15,186)
Accumulated other comprehensive income	4,614	3,057
Accumulated deficit	(28,951)	(50,542)
Total equity	161,179	127,497
Total liabilities and equity	$525,609	$557,468

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Income

(In thousands, except per share data) (Unaudited)

	Six Months Ended June 30,
	2021	2020
Net sales	$1,206,872	$862,700
Cost of sales	1,039,946	738,122
Gross profit	166,926	124,578
Other operating income	-	264
Selling, general, and administrative expenses	144,463	107,138
Income from operations	22,463	17,704
Interest income	567	590
Interest expense	(312)	(378)
Other income, net	495	2,790
Gain from disposal of subsidiary	2,043	-
Change in fair value of warrants liabilities	(1,270)	-
Income before provision for income taxes	23,986	20,706
Provision for income taxes	2,395	1,767
Net income	$21,591	$18,939
Basic earnings per share	$0.06	$0.05
Diluted earnings per share	$0.05	$0.05
Weighted average shares used in computation of earnings per share:
Basic	364,493	363,326
Diluted	425,542	379,901

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Comprehensive Income

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2021	2020
Net income	$21,591	$18,939
Foreign currency translation adjustments	1,557	(1,272)
Comprehensive income	$23,148	$17,667

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Temporary Equity and Equity

(In thousands) (Unaudited)

	Series AA convertible preferred stock		Series A convertible preferred stock		Total temporary	Common stock		Additional paid-In	Notes	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total
	Shares	Amount	Shares	Amount	equity	Shares	Par value	capital	receivable	income	earnings	equity
Balance at December 31, 2019 (as previously reported)	24,870	$187,146	36,476	$655	$187,801	849	$1	$744	$(15,029)	$(505)	$(80,968)	$92,044
Retroactive application of the recapitalization	(24,870)	(187,146)	(36,476)	(655)	(187,801)	362,477	7,937	179,864	—	—	—	—
Balance at December 31, 2019 (as adjusted)	—	$—	—	$—	$—	363,326	$7,938	$180,608	$(15,029)	$(505)	$(80,968)	$92,044
Net income	—	—	—	—	—	—	—	—	—	—	18,939	18,939
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,272)	—	(1,272)
Interest on notes receivable	—	—	—	—	—	—	—	—	(160)	—	—	(160)
Stock-based compensation	—	—	—	—	—	—	—	(9)	—	—	—	(9)
Balance at June 30, 2020	—	$—	—	$—	$—	363,326	$7,938	$180,599	$(15,189)	$(1,777)	$(62,029)	$109,542
Net income	—	—	—	—	—	—	—	—	—	—	11,487	11,487
Other comprehensive income	—	—	—	—	—	—	—	—	—	4,834	—	4,834
Interest on notes receivable	—	—	—	—	—	—	—	—	3	—	—	3
Stock-based compensation	—	—	—	—	—	—	—	1,631	—	—	—	1,631
Balance at December 31, 2020	—	$—	—	$—	$—	363,326	$7,938	$182,230	$(15,186)	$3,057	$(50,542)	$127,497
Net income	—	—	—	—	—	—	—	—	—	—	21,591	21,591
Other comprehensive income	—	—	—	—	—	—	—	—	—	1,557	—	1,557
Recapitalization transaction, net	—	—	—	—	—	4,854	106	8,324	—	—	—	8,430
Exercise of warrants	—	—	—	—	—	119	3	535	—	—	—	538
Interest on notes receivable	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Stock-based compensation	—	—	—	—	—	—	—	1,569	—	—	—	1,569
Balance at June 30, 2021	—	$—	—	$—	$—	368,299	$8,047	$192,658	$(15,189)	$4,614	$(28,951)	$161,179

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$21,591	$18,939
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,591	4,508
Allowance for expected credit losses	1,519	466
Provision for obsolete and excess inventory	3,878	983
Stock-based compensation	1,569	(9)
Change in fair value of warrant liabilities	1,270	-
Deferred income taxes	(11)	638
Loss on disposal of property and equipment	137	77
Gain from disposal of subsidiary	(2,043)	-
Unrealized gain on marketable securities	(20)	-
Changes in operating assets and liabilities:
Accounts receivable	23,271	15,528
Inventories	(28,980)	(33,945)
Prepaid expenses and other assets	969	(6,361)
Accounts payable	(39,240)	56,031
Accrued liabilities and other liabilities	(11,306)	(2,855)
Deferred revenue	(13,828)	11,072
Dues from affiliate	195	(202)
Net cash provided by (used in) operating activities	(35,438)	64,870

Cash flows from investing activities:
Payments to acquire property and equipment	(6,136)	(2,609)
Proceeds on disposal of property and equipment	-	78
Net cash used in investing activities	(6,136)	(2,531)

Cash flows from financing activities:
Borrowings under line of credit	774	20,000
Repayments under line of credit	-	(20,000)
Repayments of long-term debt	(141)	(131)
Cash received from common control asset transaction	11,426	-
Proceeds from exercise of warrants	537	-
Net cash provided by (used in) financing activities	12,596	(131)

Foreign currency effect on cash, cash equivalents and restricted cash	535	(63)

Net (decrease) increase in cash, cash equivalents and restricted cash	(28,443)	62,145

Cash, cash equivalents and restricted cash:
Beginning of period	157,746	80,547
End of period	$129,303	$142,692
Supplemental disclosures of cash flow information:
Cash paid for interest	$181	$957
Cash paid for income taxes	$1,224	$131

See accompanying notes to consolidated financial statements.

(1)	Organization and Description of Business

Newegg Commerce, Inc. (“Newegg” or the “Company”) (previously known as “Lianluo Smart Limited” or “LLIT”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003.

Newegg is an electronics-focused e-retailer that offers customers a comprehensive selection of the latest consumer electronics products, detailed product descriptions and images, “how-to” information, and customer reviews via its websites. The Company’s strategic focus is based on three key areas: (1) providing a differentiated and superior online shopping experience, (2) offering reliable and timely product fulfillment, and (3) delivering superior customer service.

Newegg Inc. was incorporated as Newegg Computers in the state of California on February 4, 2000. In June 2005, Newegg Inc. was incorporated in the state of Delaware. On September 29, 2005, Newegg Computers was merged into Newegg Inc. under Delaware law with Newegg Inc. being the surviving company.

In August 2016, Newegg Inc. entered into a share purchase agreement (the “Purchase Agreement”) with Hangzhou Liaison Interactive Information Technology Co., Ltd, (“Lianluo”), a publicly traded company in China. The transaction was completed on March 30, 2017. Pursuant to the Purchase Agreement, Lianluo purchased 490,706 shares of Newegg Inc.’s Class A Common Stock and 12,782,546 shares of Newegg Inc.’s Series A convertible Preferred Stock from existing shareholders for a total consideration of $91.9 million. Additionally, Newegg Inc. issued, and Lianluo purchased, 24,870,027 shares of Newegg Inc.’s Series AA Convertible Preferred Stock for a total consideration of $172.2 million. Upon the close of this transaction, Lianluo, through Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”), a fully-owned subsidiary of Lianluo, became the majority owner of Newegg Inc.

On May 19, 2021, the Company closed the merger with Newegg Inc. contemplated by the Agreement and Plan of Merger dated October 23, 2020, by and among LLIT, Lightning Delaware Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of the Company and Newegg Inc. As the consideration for the merger, the Company issued to all the stockholders of Newegg Inc. an aggregate of 363,325,542 common shares. Each issued and outstanding share of Newegg Inc. capital stock was exchanged for 5.8417 shares of common shares of the Company. The Company also converted each Class B common share into one common share immediately prior to completion of the merger.

On May 19, 2021, the Company disposed all of LLIT’s legacy business contemplated by that certain Equity Transfer Agreement dated October 23, 2020, by and among LLIT, its wholly owned subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd (“Lianluo Connection”), and Beijing Fenjin Times Development Co., Ltd. (“Beijing Fenjin”). The Company sold all of its equity interests in Liaoluo Connection to Beijing Fenjin immediately following completion of the merger for a purchase price of RMB 0.

In May 2021, the Company changed its name from Lianluo Smart Limited to Newegg Commerce, Inc., and on May 20, 2021 changed its NASDAQ stock ticker from LLIT to NEGG.

The following table details our subsidiaries as of June 30, 2021.

Subsidiary	Jurisdiction
CAOPC, Inc.	United States
Chief Value Limited	Hong Kong
ChiefValue.com, Inc.	United States
Hangzhou Lianluo Technology Co., Ltd.	China
INOPC Inc.	United States
Magnell Associate, Inc.	United States
Newegg Australia Pty Ltd	Australia
Newegg Business Inc.	United States
Newegg Canada Inc.	Canada
Newegg Capital Inc.	Taiwan
Newegg Capital International	Cayman Islands
Newegg China Inc.	Cayman Islands
Newegg Commerce (SH) Co., Ltd	China
Newegg Enterprises LLC	United States
Newegg Europe, Inc.	Cayman Islands
Newegg Facility Solutions, Inc.	United States
Newegg Greater China (Hong Kong) Company Limited	Hong Kong
Newegg Inc.	United States
Newegg International Inc.	Cayman Islands
Newegg Logistics Services Inc.	United States
Newegg North America Inc.	United States
Newegg Staffing Inc.	United States
Newegg Taiwan Inc.	Taiwan
Newegg Tech (Chengdu) Co., Ltd.	China
Newegg Tech (China) Co., Ltd.	China
Newegg Tech (Shanghai) Co., Ltd.	China
Newegg Tech (Xian) Co., Ltd.	China
Newegg Tech Corporation	Cayman Islands
Newegg Tech Inc.	Cayman Islands
Newegg Tech Research and Development Limited	Hong Kong
Newegg Tech Support Limited	Hong Kong
Newegg Tech, Inc.	United States
Newegg Texas, Inc.	United States
Newegg Trading Limited	Hong Kong
Newegg UK, Ltd.	United Kingdom
Newegg.com Americas Inc.	United States
NJOPC, Inc.	United States
Nutrend Automotive Inc.	United States
OZZO Inc.	United States
OZZO International	Cayman Islands
OZZO International Limited	Hong Kong
Rosewill Inc.	United States
Rosewill Limited	Hong Kong
TNOPC, Inc.	United States
Youke (Shanghai) Education Technology Co., Ltd.	China

(2)	Basis of Presentation

The merger is accounted for as a transfer of assets under common control in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, LLIT did not meet the definition of a business as of the close of the transaction and was considered a group of assets. Newegg was deemed to be the receiving entity in the common control transaction, consequently, the transaction is treated similar to a recapitalization of Newegg Inc. Accordingly, the consolidated assets, liabilities and results of operations of Newegg Inc. became this historical financial statements of the combined company, the assets and liabilities of LLIT were combined with Newegg using its carryover basis on the transfer date. The carrying value of the net assets received by Newegg on May 19, 2021 was approximately $8.4 million. The assets were primarily comprised of cash, cash equivalents and restricted cash of $11.4 million, marketable securities of $0.2 million, and prepaid and other assets of $0.5 million. The liabilities received were primarily comprised of warrant liabilities of $1.2 million and accrued expenses and other liabilities of $2.5 million.

The recapitalization of the number of shares of common stock attributable to Newegg Inc. is reflected retroactively as shares reflecting the exchange ratio to the earliest period presented and is utilized for calculating earnings per share in all prior periods presented.

On the date of the transfer, the Company subsequently disposed Lianluo Connection which had a carrying value of negative $2.0 million for $0 and recognized a gain of $2.0 million, which is included in the Company’s consolidated statements of income for the six months ended June 30, 2021.

(3)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of all consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, incentives earned from vendors, allowance for credit losses, investment valuation, and stock-based compensation. Actual results could differ from such estimates.

As of June 30, 2021, the effects of the ongoing coronavirus or COVID-19 pandemic on our business, results of operations, and financial condition continue to evolve. As a result, many of our estimates and assumptions require increased judgment and carry a higher degree of variability and volatility. As additional information becomes available, our estimates may change materially in future periods.

(c)	Change in Accounting Principle

Financial Instruments

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updates (“ASU”) 2016-13 (as amended through March 2020), Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduced a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables, contract assets and held-to-maturity debt securities, which requires the Company to incorporate considerations of historical information, current information and reasonable and supportable forecasts. ASU 2016-13 also expands disclosure requirements.

The Company adopted the standard on January 1, 2020 using the modified retrospective approach. Adoption of ASU 2016-13 resulted in changes to the Company’s accounting policies for trade and other receivables and contract assets. Upon adoption of ASU 2016-13 the Company evaluates trade receivables and contract assets on a collective (i.e., pool) basis if they share similar risk characteristics.

Based on the results of the Company’s evaluation, the adoption of ASU 2016-13 did not have a material impact on the reserve for credit losses as of January 1, 2020. Adoption of the standard had no impact on total cash provided from or used in operating, financing, or investing activities in the Company’s consolidated statements of cash flows.

Accounts receivable include trade accounts receivables from the Company’s customers, net of an allowance for credit risk. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company’s contract assets relate to services performed which were not billed, net of an allowance for credit risk. Allowance for credit risk for accounts receivables and contract assets is established based on various factors including credit profiles of the Company’s customers, historical payments and current economic trends. The Company reviews its allowance for accounts receivables and contract assets by assessing individual accounts receivable or unbilled contract assets over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable and contract assets are written-off on a case by case basis, net of any amounts that may be collected.

(d)	Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts receivable from credit card processors are also considered cash equivalents as they are both short term and highly liquid in nature, and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $12.0 million and $17.5 million at June 30, 2021 and December 31, 2020, respectively.

(f)	Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits, money market accounts to collateralize the Company’s deposit obligations, and amounts held in escrow account. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At June 30, 2021 and December 31, 2020, the Company had $4.8 million and $1.1 million, respectively, in restricted cash, primarily related to fund held in third-party escrow account associated with the merger, collateralization required pursuant to a lease agreement, the restricted cash account required under the Company’s health insurance plan, and the restricted cash for the cash receipts collected on behalf of the Independent Sales Organization Marketplace sellers. The restricted cash balance is classified as a current asset in the consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	June 30, 2021	June 30, 2020
Cash and cash equivalents	$124,526	$141,855
Restricted cash	4,777	837
Total cash and cash equivalents, and restricted cash	$129,303	$142,692

(g)	Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers on 30- to 90-day credit terms. On January 1, 2020, the Company adopted ASU 2016-13 (as amended through March 2020), Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. See Change in Accounting Principle above. The Company estimates the provision for credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $18.5 million and $24.2 million, net of allowances of $1.6 million and $0.1 million, at June 30, 2021 and December 31, 2020, respectively. See further discussion of amounts receivable related to vendor incentive programs under Incentives Earned from Vendors below.

(h)	Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished inventories that are expected to be sold below cost, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. These allowances are released when the related inventory is sold or disposed of. Amounts of inventory allowances were $5.3 million and $6.2 million, as of June 30, 2021 and December 31, 2020, respectively.

(i)	Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the assets. Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements are capitalized. Costs incurred during the application development stage of internal-use software and website development are capitalized and included in property and equipment. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in the Company’s consolidated statements of income. The useful lives for depreciable assets are as follows:

Buildings	20–39 years
Machinery and equipment	3–7 years
Computer and software	3–5 years
Leasehold improvements	Lesser of lease term or 10 years
Capitalized software	3–5 years
Furniture and fixtures	5–7 years

(j)	Leases

The Company defines lease agreements at their inception as either operating or finance leases depending on certain defined criteria. Certain lease agreements may entitle the Company to receive rent holidays, other incentives, or periodic payment increases over the lease term. Accordingly, rent expense under operating leases is recognized on the straight-line basis over the original lease term, inclusive of predetermined minimum rent escalations or modifications and rent holidays. See Note 10 – Lease Obligations for further information about the Company’s Lease Accounting treatment.

(k)	Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the six months ended June 30, 2021 and 2020.

(l)	Investments

Investments are accounted for using the equity method if the investment provides the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee between 20% and 50%, although other factors are considered in determining whether the equity method is appropriate. Also, investments in limited partnerships of more than 3% to 5% are generally viewed as more than minor and are accounted for using the equity method.

The investments for which the Company is not able to exercise significant influence over the investee and which do not have readily determinable fair values were accounted for under the cost method prior to the adoption of ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Subsequent to the adoption of this standard as of January 1, 2018, the Company has elected the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Equity investments, except for those accounted for under ASU 2016-01 equity method, are measured at fair value, and any changes in fair value are recognized in earnings. For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

(m)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exist, therefore, requiring the Company to develop its own assumptions to determine the best estimate of fair value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at June 30, 2021 and December 31, 2020 approximates fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 inputs.

(n)	Warrant Liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of income and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Black-Scholes pricing model. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity (Note 13).

(o)	Accumulated Other Comprehensive Income

Comprehensive income consists of net income and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive income consists entirely of foreign currency translation adjustments. The tax impact is not material to the consolidated financial statements.

(p)	Revenue Recognition

The Company adopted ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) as of January 1, 2018. Revenue recognition is evaluated through the following five step process:

1. Identification of the contract with a customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when or as a performance obligation is satisfied.

Revenue is recognized when control of a promised product or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring that product or service. Revenue is recognized net of sales taxes and discounts. The Company primarily generates revenue through product sales on its platforms, fees earned for facilitating marketplace transactions   extended warranty sales on its platforms, and fees earned for providing third-party logistics services.

The Company recognizes revenue on product sales at a point in time when control of the product passes to the customer upon delivery to the customer or when the service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after transfer of control to the customer, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon delivery of the product to the customer. Product sales exceeded 96% of consolidated net sales in each of the six months ended June 30, 2021 and 2020.

The Company generally requires payment by credit card upon placement of an order, and to a limited extent, grants credit to business customers on 30- to 90-day terms. Shipping and handling is considered a fulfillment activity, as it takes place before the customer obtains controls of the good. Amounts billed to customers for shipping and handling are included in net sales upon completion of the performance obligation.

The Company’s product sales contracts include terms that could cause variability in the transaction price such as sales returns and credit card chargebacks. As such, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. Sales are reported net of estimated returns and allowances and credit card chargebacks, based on historical experience.

The Company also earns fees for facilitating marketplace transactions and extended warranty sales on its platforms. For marketplace transactions, the Company’s websites host third-party sellers and the Company also provides the payment processing function. The Company recognizes revenue upon sale of products made available through its marketplace store. The Company is not the principal in this arrangement and does not control the specific goods sold to the customer. The Company reports the net amount earned as commissions, which are determined using a fixed percentage of the sales price or fixed reimbursement amount. The Company also offers extended warranty programs for various products on behalf of an unrelated third party. The Company reports the net amount earned as revenue at the time of sale, as it is not the principal in this arrangement and does not control the specific goods sold to the customer.

The Company offers its customers the opportunity to purchase goods and services on its website using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the six months ended June 30, 2021 and 2020 were immaterial.

To the extent that the Company sells its products on third-party platforms, the Company incurs incremental contract acquisition costs in the form of sales commissions paid to the platforms. The commissions are generally determined based on the sales price and an agreed-upon commission rate. The Company elects the practical expedient under Accounting Standards Update No. 2014-09 Revenue From Contracts with Customers (Topic 606) to recognize sales commission as an expense as incurred, as the amortization period of the asset that the Company otherwise would have recognized is less than one year.

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage”, are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the six months ended June 30, 2021 and 2020 were immaterial.

Deferred revenue totaled $33.5 million and $47.4 million at June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021, the Company recognized $43.8 million of net revenue included in deferred revenue at December 31, 2020. During the six months ended June 30, 2020, the Company recognized $23.1 million of net revenue included in deferred revenue at December 31, 2019.

The Company also provides various services to include third-party logistics, staffing, Shipped by Newegg (“SBN”), and Shipping Label Service (“SLS”). Revenues are recognized as the services are rendered. Customers are billed after the services are performed. Billings are usually done on a weekly or bi-weekly basis, depending on the agreed-upon terms with the customer.

The Company recognizes SLS and SBN fees as revenues once the customers’ orders are processed and completed in the company’s marketplace seller portal system. For staffing services, revenues are generated based on when an employee is dispatched to a company, hours are accumulated through their timecard or when a direct hire placement is made.

(q)	Cost of Sales

The Company’s cost of sales represents the purchase price of the products it sells to its customers, offset by incentives earned from vendors, including marketing development funds and other vendor incentive programs. See further discussion of vendor payments under Incentives Earned from Vendors below. Cost of sales also includes freight-in and freight-out costs and charges related to refurbished inventories that are expected to be sold below cost, slow-moving, or obsolete inventory.

For service revenues, the Company’s cost of sales represents the labor cost associated with the revenues as well as the freight charges related to the movement of customer’s inventories.

(r)	Shipping and Handling

The Company records revenue for shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $14.3 million and $15.7 million for the six months ended June 30, 2021 and 2020, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs totaled approximately $35.4 million and $35.6 million for the six months ended June 30, 2021 and 2020, respectively.

(s)	Incentives Earned from Vendors

The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including for certain cooperative advertising, and price protection agreements. Vendor incentives are recognized in the consolidated statements of income as an offset to marketing and promotional expenses to the extent that they represent reimbursement of advertising costs incurred by the Company on behalf of the vendors that are specific, incremental, and identifiable. Reimbursements that are in excess of such costs and all other vendor incentive programs are accounted for as a reduction of cost of sales, or if the related product inventory is still on hand at the reporting date, inventory is reduced in the consolidated balance sheets.

The Company reduced cost of sales by $53.9 million and $53.7 million for the six months ended June 30, 2021 and 2020, respectively, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $0.8 million and $0.6 million for the six months ended June 30, 2021 and 2020, respectively. Amounts receivable related to vendor incentive programs were $20.0 million and $40.3 million, net of allowances of $0.3 million and $0.4 million, at June 30, 2021 and December 31, 2020, respectively. Amounts due to the Company are included in accounts receivable in the consolidated balance sheets.

(t)	Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consist of marketing and advertising expenses, sales commissions, credit card processing fees, payroll and related benefits, depreciation and amortization, professional fees, litigation costs, rent expense, information technology expenses, warehouse costs, office expenses, and other general corporate costs.

(u)	Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses for the six months ended June 30, 2021 and 2020 were $15.3 million and $11.7 million, respectively.

(v)	Stock-Based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and restricted stock, is based on estimated fair value of the awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the consolidated statements of income. See Note 14 – Stock-Based Compensation for further information about the Company’s stock compensation plans.

(w)	Income Taxes

The Company is subject to federal and state income taxes in the United States and taxes in foreign jurisdictions. In accordance with ASC Topic 740, the Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense.

(x)	Concentration of Credit Risk and Significant Customers and Vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents.

For the six months ended June 30, 2021 and 2020, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States. For the six months ended June 30, 2021, the Company’s cumulative annual purchase from two vendors exceeded 10% of total purchases. For the six months ended June 30, 2020, the Company’s cumulative annual purchases from one vendor exceeded 10% of total purchases. The majority of products that the Company sells are available through multiple channels.

The Company has receivables due from vendors related to its advertising and promotional programs and receivables due from business customers with credit terms. As of June 30, 2021, none of the Company’s receivables from vendors exceeded 10% of net receivables and no receivables from business customers with credit terms exceeded 10% of net receivables. As of December 31, 2020, the Company’s receivables from one vendor exceeded 10% of net receivables, and no receivables from business customers with credit terms exceeded 10% of net receivables.

(y)	Foreign Currency Translation

The financial statements of foreign subsidiaries and affiliates where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the year for revenues and expenses. Any gain or loss on currency translation is included in stockholders’ equity as accumulated other comprehensive income.

(z)	Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, (“ASU 2018-13”) which modifies the disclosure requirements on fair value measurements, including the consideration of costs and benefits. The Company adopted ASU 2018-13 on January 1, 2020, and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general income tax accounting methodology including an exception for the recognition of a deferred tax liability when a foreign subsidiary becomes an equity method investment and an exception for interim periods showing operating losses in excess of anticipated operating losses for the year. The amendment also reduces the complexity surrounding franchise tax recognition; the step up in the tax basis of goodwill in conjunction with business combinations; and the accounting for the effect of changes in tax laws enacted during interim periods. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted the standard on January 1, 2021 and the adoption of the new guidance did    not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended and supplemented by subsequent ASUs (collectively, “ASU 2020-04”), which provides practical expedients for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. This guidance is applicable for borrowing instruments, which use LIBOR as a reference rate, and is effective immediately, but is only available through December 31, 2022. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

(4)	Fair Value

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis include cash and cash equivalents, and restricted cash. The carrying amounts of cash and cash equivalents and restricted cash approximate their fair value.

The Company’s financial assets that are measured at fair value on a non-recurring basis when impairment is identified include the equity method investment and investment in equity securities without readily determinable fair value not accounted for under the equity method. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value. This is considered a Level 3 fair value measurement. See Note 6 – Investment for   further information regarding the fair value measurement of these investments.

The fair value of accounts receivables approximates carrying value due to its short-term nature.

The Company’s notes receivable from affiliate, loans from affiliate (see Note 18 – Related Party Transactions), line of credit, and long-term debt are carried at cost with fair value disclosed, if required. The fair value of the amounts outstanding under the line of credit and long-term debt with a floating interest rate approximates the carrying value due primarily to the variable nature of the interest rate of the instruments, which is considered a Level 2 fair value measurement. The fair value of the amounts outstanding under notes receivable from affiliate, loans from affiliate, and line of credit with a fixed interest rate is estimated based on the discounted amount of the contractual future cash flows using an appropriate discount rate. This is considered a Level 3 fair value measurement.

The Company’s warrants are measured at fair value on a recurring basis which is considered as a Level 3 fair value measurement (see Note 13 – Warrants).

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021		December 31, 2020
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$5,374	$5,374	$5,276	$5,276
Line of credit (Level 3)	$774	$742	$-	$-
Long-term debt (Level 2)	$2,271	$2,212	$2,369	$2,310
Warrants liabilities (Level 3)	$2,422	$2,422	$-	$-

(5)	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Land	$2,366	$2,324
Buildings	35,151	34,680
Machinery and equipment	36,401	36,781
Computer and software	28,925	30,023
Leasehold improvements	10,386	12,102
Capitalized software	13,692	13,811
Furniture and fixtures	3,064	3,321
Construction in progress (1)	7,348	9,247
	137,333	142,289
Accumulated depreciation and amortization	(90,027)	(95,823)
Property and equipment, net	$47,306	$46,466

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property, plant and equipment upon completion.

Depreciation and amortization expense associated with property and equipment was $5.6 million and $4.5 million for the six months ended June 30, 2021 and 2020, respectively.

(6)	Investment

On April 17, 2018, the Company entered into an agreement to acquire an equity interest in Mountain Capital Fund L.P. (“Mountain”) from Pegasus View Global Ltd., an international business company incorporated in the Republic of Seychelles (“Pegasus”), which is a related party. Mountain is an exempted limited partnership registered under the partnership law in the Cayman Islands and primarily engages in investing. The Company’s equity interest in Mountain was limited to 50% of Mountain’s investment in One97 Communications Limited and PayTM E-Commerce Private Limited (collectively, the “Mountain Investment”). In addition to the $43.0 million initial investment made during 2018, the purchase price in this transaction included a contingent consideration of up to $7.0 million upon satisfaction of certain conditions described in the purchase agreement. This contingent consideration of $7.0 million has been paid in April 2019. The Company evaluated the Mountain Investment under the variable interest model and the voting interest model and concluded that Mountain Capital Fund L.P. is not a variable interest entity and no consolidation is needed under either the variable interest model or the voting interest model. The Company recorded an estimate of contingent consideration payable of $7.0 million as of the acquisition date. The Company accounted for the Mountain Investment under the equity method. During the year 2019, Mountain sold a portion of its investment in One97 Communications Limited (“One97”) to various third-party buyers, which resulted in the Company’s disposal of all of its investment in One97. The Company recorded a gain from the sale of the equity method investment in Mountain of $21.8 million for the year ended December 31, 2019. As of June 30, 2021 and December 31, 2020, the carrying value of the Company’s investment in Mountain was $9.7 million and $9.7 million, respectively, and the Company’s ownership percentage in Mountain was approximately 11% and 11%, respectively. As Mountain is a limited partnership, the Company continues accounting for the Mountain Investment under the equity method as of June 30, 2021 and December 31, 2020 and for the periods then ended.

See Note 18 – Related Party Transactions for further information regarding this transaction.

In August 2018, the Company purchased 11,506,695 Series B+ Preferred shares in Bitmain Technologies Holding Company, a privately-held company incorporated in the Cayman Islands, for a total consideration of $15.0 million. Bitmain Technologies Holding Company and its subsidiaries (together “Bitmain”) primarily design and sell cryptocurrency mining hardware, operate cryptocurrency mining pools, and provide mining farm services. As this represents an investment in equity securities without readily determinable fair values, the Company elected the measurement alternative under ASU 2016-01 to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company reviewed the investment in Bitmain for impairment as of June 30, 2021 and December 31, 2020   by evaluating if events or circumstances have occurred that may have a significant adverse effect on the fair value of the investment. The Company concluded there were no impairment indicators as of June 30, 2021 and December 31, 2020. In the absence of observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the periods ended June 30, 2021 and December 31, 2020, the carrying value of the investment remained at $15.0 million as of June 30, 2021 and December 31, 2020.

There was no impairment loss on cost method investment for the six months ended June 30, 2021 and 2020.

(7)	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Accrued personnel	$21,909	$22,005
Sales and other taxes payable	19,578	25,846
Allowance for sales returns	5,668	12,641
Accrued freight expense	9,196	12,161
Accrued advertising expense	3,510	2,369
Federal and states income tax payable	2,185	1,103
Accrued legal expense	3,301	1,448
Accrued medical expense	704	569
Other	6,249	5,797
Total accrued liabilities	$72,300	$83,939

(8)	Line of Credit

In July 2018, the Company entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. Prior to July 27, 2020 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the loan agreement, could be increased up to $140.0 million. The revolving credit facility includes a letter of credit sublimit of $25.0 million, which can be used to issue standby and trade letters of credit, and a $10.0 million sublimit for swingline loans. Advances from this line of credit will be subject to interest at LIBOR plus the Applicable Margin, as defined in the loan agreement, or the Alternate Base Rate (to be defined as the highest of the financial institution’s prime rate, the Overnight Bank Funding Rate plus 0.50%, or the daily LIBOR plus 1.0%) plus the Applicable Margin. For LIBOR loans, the Company may select interest periods of one, two, or three months. Interest on LIBOR loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. The line of credit is guaranteed by certain of the Company’s U.S. subsidiaries and is collateralized by certain of the assets of the Company. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, the Company will pay on a quarterly basis, an unused commitment fee of either 0.25% of the difference between the amount available and the amount outstanding under the facility if the difference is less than one-third of the Maximum Revolving Advance Amount or 0.40% of the difference between the amount available and the amount outstanding under the facility if the difference is equal to or greater than one-third of the Maximum Revolving Advance Amount. As of June 30, 2021 and December 31, 2020, there was no balance outstanding under this line of credit. That credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, enter into certain related-party transactions, and pay dividends. That credit facility also requires the Company to maintain certain minimum financial ratios and maintain operation banking relationship with the financial institutions. As of June 30, 2021 and December 31, 2020, the Company was in compliance with all financial covenants related to the line of credit.

In July 2015, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to November 19, 2021. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 0.63% not to be lower than 1.62% per annum. The interest rate was equivalent to 1.62% as of June 30, 2021 and December 31, 2020. The line of credit is guaranteed by one of the Company’s China subsidiaries and is collateralized by a real estate asset of that subsidiary. As of June 30, 2021 and December 31, 2020, there was $5.4 million and $5.3 million outstanding under this line of credit, respectively.

In June 2021, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $0.8 million (5 million Chinese Yuan) with a maturity date of June 15, 2022. Advances from this line of credit are subject to interest at a fixed interest rate of 1-year Loan Prime Rate (LPR) plus 0.50%. As of June 30, 2021, there was $0.8 million outstanding under this line of credit.

(9)	Long-Term Debt

The Company has entered into various loans with financial institutions. Long-term debt consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Term Loan	$2,271	$2,369
Less current portion	(289)	(281)
Long-term debt less current portion	$1,982	$2,088

Term Loan

In 2013, the Company entered into a term loan agreement with a financial institution for $4.1 million with a maturity date of November 26, 2028 (the “Term Loan”). The Term Loan bears a floating interest rate of the one-year savings account plus 0.43% per annum in the first two years and a floating interest rate of the one-year savings account plus 0.61% per annum for the remaining of the term, not to be lower than 1.8% during the entire term. The interest rate was equivalent to 1.8% as of June 30, 2021. The Term Loan is collateralized by a first position security interest in a floor of an office building owned by the Company in Taiwan.

Aggregate maturities of long-term debt, excluding unamortized debt issuance costs, were as follows (in thousands) as of June 30, 2021:

2021	$144
2022	291
2023	297
2024	302
2025	308
Thereafter	929
$2,271

(10)  Lease Obligations

Operating Leases

The Company leases certain office and warehouse facilities and warehouse equipment under various noncancelable operating leases. The Company is also committed under the terms of certain of these operating lease agreements to pay property taxes, insurance, utilities, and maintenance costs.

Most of the Company’s leases do not provide an implicit rate that can be readily determined. Therefore, the Company uses a discount rate based on its incremental borrowing rate, which is determined using its credit rating and information available as of the commencement date. The Company’s operating lease agreements may include options to extend the lease term. The Company made an accounting policy election to exclude options that are not reasonably certain of exercise when determining the term of the borrowing in the assessment of the incremental borrowing rate. Additionally, the Company also made an accounting policy election to not separate lease and non-lease components of a contract, and to recognize the lease payments under short-term leases as an expense on a straight-line basis over the lease term without recognizing the lease liability and the ROU lease asset.

The Company evaluates whether its contractual arrangements contain leases at the inception of such arrangements. Specifically, the Company considers whether it can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the assets. Substantially all of its leases are long-term operating leases with fixed payment terms. The Company does not have significant financing leases. Its ROU operating lease assets represent the right to use an underlying asset for the lease term, and its operating lease liabilities represent the obligation to make lease payments. ROU operating lease assets are presented under right of use assets in the consolidated balance sheet. Operating lease liabilities are presented under current and noncurrent lease liabilities in the consolidated balance sheets based on their contractual due dates.

The Company’s operating lease liability is recognized as of the lease commencement date at the present value of the lease payments over the lease term. The Company’s ROU operating lease asset is recognized as of the lease commencement date at the amount of the corresponding lease liability, adjusted for prepaid lease payments, lease incentives received, and initial direct costs incurred. The Company evaluates its ROU lease assets for impairment consistent with its impairment of long-lived assets policy. See Note 3—Summary of Significant Accounting Policies.

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the consolidated statement of income. Operating lease expense totaled $8.5 million and $8.0 million, respectively, for the six months ended June 30, 2021 and 2020. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $7.9 million and $7.3 million during the six months ended June 30, 2021 and 2020, respectively, which were included in cash flows from operating activities in the consolidated statement of cash flows. As of June 30, 2021 and December 31, 2020, the Company’s ROU operating lease assets were $42.4 million and $46.6 million, and its operating lease liabilities were $45.0 million and $48.7 million, of which $36.0 million and $39.0 million were classified as non-current, respectively. New ROU operating lease assets and liabilities entered into during the six months ended June 30, 2021 were $0.2 million and $0.2 million, respectively. No new ROU operating lease assets and liabilities entered into during the six months ended June 30, 2020. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.65 years and 4.4% at June 30, 2021. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.32 years and 4.6% at December 31, 2020.

The Company has certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the six months ended June 30, 2021 and 2020 was immaterial.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at June 30, 2021 (in thousands):

2021	$6,069
2022	10,386
2023	7,442
2024	5,572
2025	5,153
Thereafter	16,468
Total minimum payments	$51,090
Less: Imputed interest	6,127
Present value of lease liabilities	$44,963

(11) Income Taxes

The Company’s income tax provision for interim periods is determined using an estimate of the annual effective tax rate adjusted for discrete items, if any, for relevant interim periods. The Company updates the estimate of the annual effective tax rate each six months and makes cumulative adjustments if the estimated annual effective tax rate changes. The quarterly tax provision and the quarterly estimate of the annual effective tax rate are subject to significant variations due to several factors including the variability in predicting the pre-tax and taxable income and the mix of jurisdictions to which those items relate, relative changes in expenses or losses for which tax benefits are not recognized, how the Company does business, and changes in laws, regulations, administrative practices. The effective tax rate can be volatile based on the amount of pre-tax income. For example, the impact of discrete items on the effective tax rate is greater when pre-tax income is lower.

The expense for income taxes for the six months ended June 30, 2021 and 2020 was $2.4 million and $1.8 million, respectively. The effective tax rate for the six months ended June 30, 2021 and 2020 was 10.0% and 6.9%, respectively. The low effective tax rate is primarily attributable to the valuation allowance the Company maintains on the net deferred tax assets related to U.S. operations and certain withholding tax in 2019.

As of June 30, 2021 and 2020, the Company’s uncertain tax positions were approximately $0.6 million and $0.6 million respectively. Changes in tax laws, regulations, administrative practices, principles, and interpretations may impact the tax contingencies. The Company does not anticipate the uncertain tax positions to materially change within the next twelve months.

The Company is subject to both direct and indirect taxation in the U.S. and various states and foreign jurisdictions. The Company is under examination by certain tax authorities for the 2010 to 2019 tax years. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these or other examinations. The material jurisdictions where the Company is subject to potential examination by tax authorities for tax years after 2010 include, among others, the U.S. (Federal and California), Canada and China.

(12) Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.021848. Each share of common stock is entitled to one vote. At June 30, 2021 and December 31, 2020, the number of shares of common stock issued and outstanding was 368,298,855 and 363,325,542, respectively. No Common Stock dividend was declared by the Company’s Board of Directors for the six months ended June 30, 2021 and 2020.

(13) Warrants

On April 28, 2016, LLIT signed a Share Purchase Agreement (“SPA”) with Lianluo. In this SPA, Lianluo is entitled with 125,000 warrants to acquire from the Company 125,000 common shares at a purchase price of $17.60 per share. The warrants are exercisable at any time. The Company recognized the warrants as a derivative liability because warrants can be settled in cash. Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period.

There was a total of 125,000 warrants issued and outstanding as of June 30, 2021.

The fair value of the outstanding warrants was calculated using the Black-  Scholes model with the following assumptions:

June 30, 2021
Market price per share (USD/share)	$19.38
Exercise price (USD/share)	17.60
Risk free rate	0.83%
Dividend yield	0%
Expected term/Contractual life (years)	4.82
Expected volatility	349.83%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Beginning balance, May 19, 2021	$1,152
Fair value change of the issued warrants included in earnings	1,270
Ending balance, June 30, 2021	$2,422

(14) Stock-Based Compensation

Legacy LLIT Stock Option Plan

Under the employee stock option plan, the LLIT stock options generally expire ten years from the date of grant. On December 29, 2011, LLIT entered into five-year agreements with its employees and directors, pursuant to which, LLIT issued an aggregate of 56,250 options at an exercise price of $11.60 per share. The options vest in equal annual installments over the five years of the agreements ending December 28, 2016.

On October 7, 2013, pursuant to the LLIT’s Share Incentive Plan, LLIT granted a non-statutory option to acquire 11,750 of the Company’s common shares at an exercise price of $18.40 per share to Mr. Ping Chen, the former CEO of LLIT. The options vest in equal annual installments over the five years of the agreement ending October 6, 2018.

On August 20, 2014, pursuant to the LLIT’s Share Incentive Plan, LLIT granted additional option to acquire 16,375 of the Company’s common shares at an exercise price of $42.48 per share to Mr. Ping Chen. The options vest in equal annual installments over the five years of the agreement ending August 19, 2019.

On March 21, 2016, LLIT entered into two-year agreements with its employees and directors, pursuant to which LLIT issued an aggregate of 72,608 options at an exercise price of $15.04 per share. The options vest in equal annual installments over the two years of the agreements ending March 20, 2018.

As of June 30, 2021, all outstanding options have been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
10	126% – 228%	0%	0.73% – 1.65%	$9.76 – $41.20

Following is a summary of the status of options outstanding and exercisable at June 30, 2021:

Outstanding and Exercisable options
Average exercise price	Number	Average remaining contractual life (years)
$11.60	11,250	0.13
$18.40	11,750	0.13
$42.48	16,375	0.13
$15.04	26,358	0.13
	65,733

Legacy Newegg Inc. Stock Based Compensation

Newegg Inc.’s stock-based compensation includes stock option awards issued under Newegg Inc.’s employee incentive plan and restricted stock issued under a significant shareholder’s incentive plan, as further discussed in (a) below. There was no income tax benefit recognized in the consolidated statements of income for stock-based compensation arrangements in any of the periods presented.

At the close of the merger, the holders of Legacy Newegg Inc. continue to hold such options, and such options remain subject to the same vesting, exercise and other terms and conditions. The holders of Legacy Newegg Inc. options, as applicable, may exercise their options to purchase a number of shares of the Company’s Class A Common Stock equal to the number of shares of Legacy Newegg Inc. common stock subject to such Legacy Newegg Inc. options multiplied by the conversion ratio at an exercise price per share divided by the conversion ratio.

(a)	Stock Incentive Programs

2005 Incentive Award Plan:

On September 22, 2005, the Board of Directors approved Newegg Inc.’s 2005 Equity Incentive Plan, which was amended in January 2008, October 2009, December 2011 and September 2015 (the “Incentive Award Plan”). Under the Incentive Award Plan, Newegg Inc. may grant equity incentive awards to employees, directors, and consultants based on Newegg Inc.’s Class A Common Stock. A committee of the Board of Directors of Newegg Inc. determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, Newegg Inc. may issue a maximum of 14,200,000 shares of its Class A Common Stock under the Incentive Award Plan. Newegg Inc. issues new shares of Class A Common Stock from its authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair value of Newegg Inc. Class A Common Stock as of the date of grant. Options typically vest over the term of four years, and are typically exercisable for a period of 10 years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of Newegg Inc. or any subsidiaries, in which case, the term of the option shall be no more than five years from the date of grant. In September 2015, the Incentive Award Plan was amended to permit additional awards to be made after the tenth anniversary of the original adoption of said plan.

Significant Shareholder Incentive Program

In 2016, a significant shareholder established an incentive program (the “Significant Shareholder Incentive Program”) where he caused to be transferred a total of 5,198,458 shares of Newegg Inc.’s Series A Preferred Stock from Tekhill USA LLC, a limited liability company fully owned by the significant shareholder, into the Fred Chang Partners Trust (the “Trust”). In March and May 2016, the Trust entered into restricted share award agreements (the “Award Agreements”) with several key executives of Newegg Inc., under which the Trust granted a total of 5,090,157 restricted shares of Newegg Inc.’s Series A Preferred Stock to those executives to be vested over a 15-year period in equal annual installments on each anniversary date of the grant date. As of December 31, 2016, the Award Agreements were terminated with a concurrent offer from the significant shareholder to re-establish the Significant Shareholder Incentive Program. During the year ended December 31, 2017, the re-established incentive program (the “Re-established Significant Shareholder Incentive Program”) granted a total of 3,898,843 restricted shares of Newegg Inc.’s Series A Preferred Stock to a subset of the same recipients with substantially the same terms as those under the Significant Shareholder Incentive Program. The Re-established Significant Shareholder Incentive Program subsequently modified the vesting period from 15 years to 10 years during the year ended December 31, 2017, which did not have a significant impact on the consolidated financial statements.

(b)	Stock Compensation Valuation Assumptions

The fair value of each option award granted under the Incentive Award Plan is estimated using the Black-Scholes option pricing model on the date of grant. This model requires the input of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected life of the awards and actual and projected employee stock option exercise behavior with the following inputs: risk-free interest rate, expected stock price volatility, forfeiture rate, expected term, dividend yield and weighted average grant date fair value.

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to Newegg Inc. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the six months ended June 30, 2021 and 2020, Newegg Inc. granted stock options representing the right to purchase a total of 0 and 8,888,000 shares, respectively of Newegg Inc. Class A Common Stock.

The cost of the restricted shares is determined using the fair value of Newegg Inc.’s Series A Convertible Preferred Stock on the date of the grant. Compensation expense is recognized on a straight-line basis over the vesting period. There was no grant of the restricted shares under the Re-established Significant Shareholder Incentive Program during the six months ended June 30, 2021 and 2020.

(c)	Stock Option and Restricted Stock Activity

Stock Option

The following table summarizes the activity for all stock options granted:

			Average
		Weighted	remaining	Aggregate
		average	contractual	intrinsic
	Options	exercise	terms	Value
	outstanding	price	(in years)	(in thousands)
Outstanding at December 31, 2019	2,602,178	$0.43	4.80
Exercised	-
Granted	8,888,000	0.65
Forfeited or expired	(6,784)	0.73
Outstanding at June 30, 2020	11,483,394	$0.60	8.69
Exercised	-
Granted	-
Forfeited or expired	(7,826)	$0.73
Outstanding at December 31, 2020	11,475,568	$0.60	8.19
Exercised	-
Granted	-
Forfeited or expired	(27,000)	$0.73
Outstanding at June 30, 2021	11,448,568	$0.60	8.21	$1,256,181
Vested and expected to vest at June 30, 2021	11,448,568	$0.60	8.21	$1,256,181
Exercisable at June 30, 2021	4,782,568	$0.53	5.95	$526,645

During the six months ended June 30, 2021 and 2020, the total intrinsic value of stock options exercised was both $0, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the consolidated statements of income totaled $1.6 million and $0.2 million, respectively.

As of June 30, 2021 and December 31, 2020, there were $9.4 million and $11.0 million, respectively, of unrecognized compensation costs related to nonvested options. The weighted average remaining vesting term of the stock option was 2.96 years and 3.46 years as of June 30, 2021 and December 31, 2020, respectively.

Restricted Stock

The following table summarizes the activity for restricted stock issued from the Fred Chang Partners Trust under the Re-established Significant Shareholder Incentive Program:

		Weighted -average
	Shares	grant date fair value

Unvested at December 31, 2019	2,358,561	$1.58
Vested	(112,313)	1.58
Cancelled	(2,246,248)	1.58
Unvested at June 30, 2020	-	$1.58
Vested	-	-
Cancelled	-	-
Unvested at December 31, 2020	-	$-
Vested	-	-
Cancelled	-	-
Unvested at June 30, 2021	-	$-

During the six months ended June 30, 2021 and 2020, the compensation expense for restricted shares granted included in “Selling, general and administrative expenses” in the consolidated statement of income were nil. At March 31, 2020, all unvested restricted stocks were cancelled. As of June 30, 2020, the Company had no unrecognized compensation costs related to restricted stock.

(d)	Common Stock Valuations

The exercise prices of stock options and restricted stock granted were determined contemporaneously by the Newegg Inc.’s Board of Directors based on the estimated fair value of the underlying Newegg Inc. Class A Common Stock and Series A convertible Preferred Stock. The Newegg Inc. Class A Common Stock and Series A convertible Preferred Stock valuations were based on a combination of the income approach and two market approaches, which were used to estimate the total enterprise value of Newegg Inc. The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to Newegg Inc.’s estimated weighted average cost of capital. Newegg Inc.’s weighted average cost of capital is calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in Newegg Inc.’s capital structure. The market approach considers multiples of financial metrics based on acquisition values or quoted trading prices of comparable public companies. An implied multiple of key financial metrics based on the trading and transaction values of publicly traded peers is applied to Newegg Inc.’s similar metrics in order to derive an indication of value. A marketability discount is then applied to reflect the fact that Newegg Inc.’s Class A Common Stock and Series A convertible Preferred Stock are not traded on a public exchange. The amount of the discount varies based on management’s expectation of effecting a public offering of Newegg Inc.’s Class A Common Stock within the ensuing 12 months. The enterprise value indications from the income approach and market approaches were used to estimate the fair value of Newegg Inc.’s Class A Common Stock and Series A convertible Preferred Stock in the context of Newegg Inc.’s capital structure as of each valuation date. Each valuation was based on certain estimates and assumptions. If different estimates and assumptions had been used, these valuations could have been different.

(15) Net Income per Share

Basic earnings per share of Common Stock is calculated by dividing net income available to holders of Common stock by the weighted average number of shares of Common Stock outstanding for the period. The diluted earnings per share of Common Stock calculation assumes the issuance of all dilutive potential common shares outstanding. Dilutive potential Common Stock consists of incremental shares of Class A Common Stock issuable upon the exercise of the stock options and warrants.

The following table summarizes the calculation of basic and diluted net income per common share (in thousands, except per share data):

	Six Months Ended June 30,
	2021	2020
Net Income	$21,591	$18,939
Basic earnings per share
Basic weighted average shares outstanding	364,493	363,326
Basic earnings per share	$0.06	$0.05

Diluted earnings per share
Basic weighted average shares outstanding	364,493	363,326
Dilutive effect of stock options	61,049	16,575
Diluted weighted average shares outstanding	425,542	379,901
Diluted earnings per share	$0.05	$0.05

The following shares were excluded from the calculation of diluted net income per share calculation as their effect would have been anti-dilutive (in thousands):

	Six Months Ended June 30,
	2021	2020
Stock options	66	-
Warrants	125	-

(16) Commitments and Contingencies

From time to time, the Company is a party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. The Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable.

In February 2018, the Commonwealth of Massachusetts Department of Revenue issued a notice of intent to assess sales/use taxes against the Company for the period from October 1, 2017 through October 31, 2017 for a total assessment of $652,255 including penalties and interest. The Department of Revenue subsequently reduced this amount to $295,911, plus penalties and interest. In May 2020, the Company received from the Commonwealth of Massachusetts Department of Revenue a notice of assessment for sales and use taxes for the months of November 2017 through September 2018 in the amount of $2,721,370, including penalties and interest. The Company has appealed these assessments and the Company intends to vigorously protest them. The outcome of this matter or the timing of such payments, if any, cannot be predicted at this time.

In December 2014, an individual plaintiff sued Newegg.com Americas Inc. (“Newegg.com Americas”) in Superior Court in Los Angeles County, California, alleging that Newegg.com Americas had engaged in deceptive advertising practices and seeking to certify a class action. In 2016, the Court sustained Newegg.com Americas’ demurrer to the plaintiff’s claims without leave to amend. The plaintiff appealed, and in July 2018 the Court of Appeal reversed the decision of the trial court, thus allowing the case to proceed. The matter is now pending in the trial court. The Company does not believe that a loss is probable and intends to vigorously defend itself and its subsidiaries. Depending on the amount and timing, an unfavorable result could materially affect the Company’s business, consolidated results of operations, financial position or cash flows.

In addition to the legal proceedings mentioned above, from time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. There can be no assurance with respect to the outcome of any legal proceeding. The outcome of the litigation described above, the other pending lawsuits filed against the Company and other claims, including those that may be made in the future, may be adverse to the Company, and the monetary liability and other negative operational or financial impact may be material to the Company’s consolidated results of operations, financial position, and cash flows.

(17) Employee Benefit Plan

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for the six months ended June 30, 2021 and 2020 were $1.0 million and $1.0 million, respectively. Contributions made by the Company are immediately 100% vested.

(18) Related Party Transactions

Investment

On April 17, 2018, the Company acquired an equity interest in Mountain Capital Fund L.P. from Pegasus. The sole owner of Pegasus is the spouse of a member of the Company’s Board of Directors.

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The $15.0 Million Loan was subsequently extended to June 30, 2022. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020.

During the six months ended June 30, 2021 and 2020, the Company recorded interest income of $0.4 million and $0.4 million, respectively, from loans to affiliate in interest income in the consolidated statement of income. The amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the consolidated balance sheets was $0.2 million as of June 30, 2021 and December 31, 2020.

Sales to Related Parties

Due from related parties and net sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales during the six months ended June 30, 2021 and 2020 to related party were immaterial. As of June 30, 2021 and December 31, 2020, there was no receivables due from related parties.

As of June 30, 2021 and December 31, 2020, amount due to related parties was immaterial.

(19) Segment Information

The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), reviews financial information presented on a consolidated basis. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. The Company considers itself to be operating within one reportable segment.

The following table summarizes net sales from external customers (in thousands):

	Six Months Ended June 30,
	2021	2020
United States	$1,064,889	$780,690
Canada	106,587	57,200
Rest of world	35,396	24,810
Total	$1,206,872	$862,700

The following table summarizes net sales by product category and revenue stream (in thousands):

	Six Months Ended June 30,
	2021	2020
Net Sales by Product Category
Components & Storage	$688,280	$546,296
Computer System	323,425	148,447
Office Solutions	78,338	64,692
Others	116,829	103,265
Total Net Sales	$1,206,872	$862,700

Net Sales by Revenue Stream
Direct sales revenues (1)	$1,146,653	$812,151
Marketplace revenues (2)	28,512	33,529
Services revenues (3)	31,707	17,020
Total Net Sales	$1,206,872	$862,700

(1)	Includes all first-party product sales where Newegg owns and sells its own inventories within its websites and third-party marketplace platforms.
(2)	Includes all the commission revenues earned from sales made by sellers on its websites.
(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

The following table summarizes net property, plant and equipment by country (in thousands):

	June 30, 2021	December 31, 2020
United States	$20,532	$19,663
Canada	15	71
China	26,759	26,732
Total	$47,306	$46,466

(20) COVID-19 Considerations

(1)	On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

(2)	On March 27, 2020, the ‘Coronavirus Aid, Relief, and Economic Security Act’ (the CARES Act) was signed into law by the president. The CARES act provides several favorable tax provisions. The Company evaluated the impacts of CARES Act and determined it has no material impact to the income tax provision.

(3)	As a consequence of the COVID-19 outbreak, the Company has experienced occasional supply constraints, primarily in the form of delays in shipment of inventory. The Company has also experienced some increases in the cost of certain products, as well as a drop in promotions by some manufacturers. The Company considers such events to have been relatively minor and temporary to date. Despite the pandemic, the Company’s online business and warehouses remain active to serve our customers during the COVID-19 outbreak, and for the six months ended June 30, 2021, the Company has seen increased demand for its products and services as compared with the six months ended June 30, 2020.

(4)	However, the course of the COVID-19 outbreak remains uncertain, and a prolonged global economic slowdown and increased unemployment could have a material adverse impact on economic and market conditions, which in turn could lead to a reduced demand for the Company’s products and services. Similarly, supply chain disruptions could lead to delayed receipt of, or shortages in, inventory and higher costs, which could negatively impact sales in the future. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity and future results of operation. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. Given the almost daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition or liquidity for fiscal year 2021 or beyond.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have an adverse effect on the Company’s results of future operations, financial position and liquidity.

(21) Subsequent Events

The Company entered into a new credit agreement in August 2021 with a new maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the new credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In general, advances from this line of credit will be subject to interest at LIBOR plus the Applicable Margin, as defined in the new credit agreement, so long as a Daily LIBOR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily LIBOR plus 1.0%) plus    the Applicable Margin. For LIBOR loans, the Company may select interest periods of one, two, or three months. Interest on LIBOR loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event that LIBOR is either permanently or indefinitely ceased, the Benchmark Replacement will replace LIBOR. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

The new line of credit is secured by certain of the Company’s U.S. subsidiaries and is collateralized by certain of the assets of the Company. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, the Company will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The new credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, enter into certain related-party transactions, and pay dividends. The credit facility also requires the Company to maintain certain minimum financial ratios and maintain operation banking relationship with the financial institutions.

The Company has evaluated subsequent events from the balance sheet date through August 27, 2021, the date the consolidated financial statements were issued.